NO ACT

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

P6
1-10-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08021434

RECD S.E.C.

JAN - - 2008

1086

January 10, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/10/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Company

Dear Ms. Goodman:

This is in regard to your letter dated January 9, 2008 concerning the shareholder proposal submitted by Trinity Health; the Sisters of St. Joseph of Carondelet; Catholic Health Initiatives; the Congregation of Divine Providence, Inc.; the School Sisters of Notre Dame of St. Louis; Catholic Healthcare West; Catholic Healthcare Partners; the Sisters of St. Francis of Philadelphia; the Mount St. Scholastica; the Monasterio Pan de Vida; the American Baptist Home Mission Society; and the Community of the Sisters of St. Dominic of Caldwell, NJ for inclusion in Bristol-Myers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Bristol-Myers therefore withdraws its December 28, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Trinity Health and co-proponents
c/o Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

cc, cont.:

Joänne Tromiczak-Neid
Justice Coordinator
Sisters of St. Joseph of Carondelet
St. Paul Province
1884 Randolph Avenue
St. Paul, MN 55105-1700

Colleen Scanlon
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

RECEIVED
2007 DEC 31 PM 3:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Trinity Health et al.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from Trinity Health and various co-filers (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt principles for comprehensive health care reform. Specifically, the Proposal states:

> RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

The Proposal's supporting statement describes the importance of companies' positions on "critical public policy issues, such as universal health care." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
- Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has issued a sustainability report and has adopted principles that substantially implement the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying test (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). Instead, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a stockholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell Int'l Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a stockholder vote on any future poison pill within one year). *See also Schering-Plough Corp.*

(avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a stockholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Company "adopt principles for comprehensive health care reform," and provides examples of specific principles to consider. However, the Company already has adopted the following principles (collectively, the "Principles") that will be published on its publicly available website on or before January 10, 2008:

> Bristol-Myers Squibb supports accessible and affordable health care and measures to reduce the number of uninsured, especially vulnerable populations such as children and people with lower incomes, with the goal of achieving universal, continuous, and affordable health care coverage.
>
> We support market-based policy approaches to reduce significantly the number of uninsured that build on the current public-private mix of health insurance coverage, while preserving incentives for innovation.
>
> We have collaborated with, and will continue to collaborate with, other organizations to achieve accessible and affordable health care coverage.

Moreover, the Company currently maintains a sustainability website, which includes a section entitled "Expanding Access to Medicines and Health Care: Compassion for Patients" (the "Sustainability Report"). The Sustainability Report is available on the Company's website at http://www.bms.com/ehs/issues/data/access.html and is attached hereto as Exhibit B. The Sustainability Report also addresses the Proposal's objective that health care coverage should be "universal" and "affordable" by stating, among other things:

- "Among the most complex and challenging issues facing society and the health care industry is improving access to health care among patients in need. [The Company] is working to expand access to medicines and help strengthen the health care infrastructure."
- "The pharmaceutical industry needs to intensify its efforts to make medicines available to patients through the various mechanisms available to them. One of those mechanisms is health insurance."
- "Patient assistance programs represent important measures to ensure access for those in need. . . ."

We note that the Proposal lists five items reported by the Institute of Medicine as examples of principles of health care reform. The Proposal does not require, however, the adoption of any specific principles, but provides several suggestions, including, as examples, that health care coverage should be "universal"; "continuous"; "affordable to individuals and families"; "affordable and sustainable for society"; and that "[h]ealth insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable." In this regard, the Principles adopted by the Company, along with the Sustainability Report, address the essential objective of the Proposal because they embrace "the goal of achieving *universal*, *continuous*, and *affordable* health care coverage," and the Company is affirming its commitment to work towards "*accessible* and *affordable* health care coverage." Thus, the Company has substantially implemented the Proposal by adopting principles for comprehensive health care reform that address the essential objective of the Proposal. *See, e.g.*, *Tiffany & Co.* (avail. Mar. 14, 2006) (concurring with the exclusion of a proposal requesting that a stockholder vote follow the adoption of any poison pill "as soon as may be practicable" where the company's policy was to seek a vote "within one year after the effective date of the poison pill . . . or expire on the first anniversary of its effective date"); *The Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting a report on the child labor practices of the company's vendors was substantially implemented by the adoption of a code of vendor conduct, the monitoring of vendor compliance and the publishing of related information, despite the fact that the company's report did not provide all the information sought by the proposal).

For these reasons, we believe that the Principles and the Sustainability Report substantially implement the Proposal, and the Proposal properly may be excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they can not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to the Company's ordinary business operations because: (A) the Proposal seeks to involve the Company in the political or legislative process with respect to an aspect of the Company's business; and (B) the Proposal relates to employee benefits. In well-established precedent, the Staff consistently has concurred that stockholder proposals relating to each of the foregoing implicate ordinary business matters, and as such, the Staff has concurred with the excludability of these proposals under Rule 14a-8(i)(7).

A. The Proposal and Supporting Statement Involve Ordinary Business Matters by Attempting to Involve the Company in the Legislative and Political Process Regarding Health Care Reform.

The Proposal asks that the Board adopt "principles for comprehensive health care reform" and suggests that such action is necessary because of rising costs. Thus, as discussed in more detail below, the essential objective of the Proposal is to involve the Company in the political and legislative process with respect to health care reform.

The Staff consistently has granted no-action relief to companies where, as here, a stockholder proposal seeks to involve the company in the political or legislative process. For example, in *Chrysler Corp.* (avail. Feb. 10, 1992), the Staff concurred, in reliance on the predecessor to Rule 14a-8(i)(7), in the omission of a proposal requesting that the company support and lobby for universal health coverage because it was "directed at involving the [c]ompany in the political or legislative process relating to an aspect of the [c]ompany's operations." In *Brunswick Corp.* (avail. Feb. 10, 1992), the Staff concurred that a similar stockholder proposal calling for a report (i) comparing health care standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing aspects of governmental policy affecting those plans that should be included in the United States' development of a national health insurance plan, could be excluded from the company's proxy materials in reliance on the predecessor to Rule 14a-8(i)(7) because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. It is noteworthy that the Staff's determination regarding this stockholder proposal was challenged by its proponent, the New York City Employees' Retirement System ("NYCERS"), and the Staff's determination that the proposal could be excluded as ordinary business was upheld. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992). Judge Patterson, who heard the challenge, noted that "[NYCERS's] [p]roposal as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy," and that "as admirable as [NYCERS's] objectives may be, there is no precedent to support such a proposal . . . ." *Id.* at 147.

Likewise, on numerous occasions the Staff has concurred that stockholder proposals calling for an evaluation of the impact on the company of various health care reform proposals being considered by policymakers could be excluded from the companies' proxy materials in reliance on Rule 14a-8(i)(7) or its predecessor. *See Brown Group Inc.* (avail. Mar. 29, 1993, *exclusion affirmed* May 6, 1993); *Dole Food Co.* (avail. Feb. 10, 1992); *GTE Corp.* (avail. Feb. 10, 1992); *Tribune Co.* (avail. Mar. 6, 1991); *Minnesota Mining and Manufacturing Co.* (avail. Feb. 6, 1991); *Knight-Ridder* (avail. Jan. 23, 1991); *Albertsons* (avail. Jan. 22, 1991). Similarly, in *International Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a stockholder proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

As was the case with each of the no-action requests discussed above, by requesting the implementation of principles relating to health care reform, the Proposal seeks to have the Company engage in political and lobbying activities with respect to public policies affecting the Company's operations, namely health care reform. In this regard and as discussed in detail below, the Proposal's supporting statement discusses specific political issues surrounding health care reform.

The supporting statement's repeated references to the political efforts with respect to health care reform confirm that the Proposal's goal is to involve the Company in such efforts. For example, the supporting statement points to efforts made by "national organizations" regarding lobbying in the area of health care reform. All of the organizations that are mentioned—the American Medical Association, the American Hospital Association, AARP and the Pharmaceutical Research and Manufacturers of America—are groups specifically involved in political and legislative lobbying and advocacy. Similarly, the health care reform principles that the Proponent lists as a model were drafted by the Institute of Medicine, an organization formed within the National Academy of Science to examine policy matters pertaining to the health of the public and to act as an advisor to the federal government.

Moreover, the supporting statement refers to the political debate regarding comprehensive health care reform as part of the 2008 presidential campaign. The Proponent clearly intends to compel the Company to get involved in this debate, not to mention similar and related debates that may occur in the U.S. Congress. As in the past, when the stockholder proposals cited above have been considered by the Staff, health care reform is on the legislative calendar. Numerous bills relating to health care coverage have been introduced in the U.S. Congress during 2007, and numerous others seek to expand health care coverage. *See, e.g., United States National Health Insurance Act, H.R. 676, 110th Cong. (2007)* (introduced Jan. 24, 2007) ("A bill to provide for comprehensive health insurance coverage for all United States residents, and for other purposes."); *American Health Security Act of 2007, H.R. 1200, 110th Cong. (2007)* (introduced Feb. 27, 2007) ("A bill to provide for health care for every American and to control the cost and enhance the quality of the health care system.");

Healthy Americans Act, S. 334, 110th Cong. (2007) (introduced Jan. 18, 2007) ("A bill to provide affordable, guaranteed private health coverage that will make Americans healthier and can never be taken away."); *Universal Health Care Choice and Access Act, S. 1019, 110th Cong. (2007)* (introduced Mar. 28, 2007) ("A bill to provide comprehensive reform of the health care system of the United States, and for other purposes."); *Kids Come First Act of 2007, S. 95, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to amend titles XIX and XXI of the Social Security Act to ensure that every uninsured child in America has health insurance coverage, and for other purposes."); *Access to Affordable Health Care Act, S. 158, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to expand access to affordable health care and to strengthen the health care safety net and make health care services more available in rural and underserved areas."). It is these debates that the lobbying organizations mentioned in the supporting statement seek to influence, and it appears that the ultimate goal of the Proponent in submitting the Proposal is to see that the Company engages in these debates, as well.

In addition, there are significant health care aspects of the Company's business operations. As of December 31, 2006, the Company employed approximately 43,000 people throughout the world. As an employer offering both employee and retiree health benefits, the Company is a significant health care consumer. The Company also is a worldwide pharmaceutical and related health care products company whose mission is to extend and enhance human life by providing the highest quality pharmaceutical and related health care products. The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products. All of these business operations would be affected by any principles for "comprehensive health care reform" that the Company might be required to address under the Proposal.

Determining whether to take a position on potential reform of public policies and the terms and scope of any such position thus impacts many aspects of the Company's business. These determinations are "fundamental to management's ability to run a company on a day to day basis." The Company devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including whether and how to take a position on legislative policies that are in line with the best interests of the Company and its stockholders. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and stockholder value. Likewise, decisions as to how and whether to lobby on behalf of certain issues of public policy, or whether to otherwise participate in the political process, involve complex considerations. These include the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company.

For these reasons and consistent with the precedent discussed above, the Proposal is directed at involving the Company in a political and legislative process related to an aspect of its operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

B. *The Proposal Involves Ordinary Business Matters Because It Relates to Employee Benefits.*

The Proposal deals with matters relating to the Company's ordinary business operations—employee benefits—which the Staff routinely has concluded are properly excludable in reliance on Rule 14a-8(i)(7). The design, maintenance, and administration of health care coverage are part of a company's ordinary business operations. In its day-to-day employee benefits administration, the Company determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact changes in health care coverage, including "principles for comprehensive health care reform" that would undeniably impact the nature of health care coverage provided to the Company's employees, are best left to those who handle such decisions on a daily basis.

The Staff has recognized that stockholder proposals similar to the Proposal involve ordinary business matters. For example, in *General Motors Corp.* (avail. Mar. 24, 2005), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." Here, the Proposal requests that the Board develop "principles for comprehensive health care reform," which is very similar to the request in the proposal in *General Motors* for the "directors committee to develop specific reforms." Thus, we believe that the Proposal, as with the proposal in *General Motors*, is excludable as relating to ordinary business matters, specifically employee benefits.

The Staff also has determined consistently that stockholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, the Proposal emphasizes the need for "'fundamental changes in' or 'completely rebuilding' the health care system." *See also General Motors Corp.* (avail. Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *Int'l Business Machines Corp.* (avail. Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *PepsiCo, Inc.* (avail. Mar. 7, 1991) (permitting the exclusion of a stockholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations").

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations because it relates to employee benefits.

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

If the Staff does not concur that the Company has substantially implemented the Proposal as set forth in Section I. above, then we believe that the broad and undefined scope of the Proposal's subject matter renders the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On a number of occasions, the Staff has concurred with the exclusion of stockholder proposals that relate to a general set of standards, principles or criteria that lack a precise definition or ascertainable scope. In *Alaska Air Group, Inc.* (avail. Apr. 11, 2007), the Staff agreed that a proposal requesting the board of directors to amend the governing documents of the company to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" could be excluded as vague and indefinite. In its letter to the Staff, the company argued that "standards of corporate governance" is a concept that is "sweeping in its scope," thus making it impossible for the company, its board of directors or the stockholders to determine with any certainty what must be addressed in order to comply with the proposal. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations." In its letter to the Staff, the company noted that the proposal and supporting statement did not provide sufficient context and background information to allow stockholders and the company to understand the scope of the requested report. Further, in *Alcoa, Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the full implementation of "human rights standards." In its letter to the Staff, the company pointed out that, although the supporting statement referenced a variety of International Labor Organization human rights goals, the reference to "standards" did not clarify for either stockholders or the company what standards were being referenced or precisely what actions were contemplated under the proposal.

The Proposal is similarly vague and indefinite as to the actions or measures it requests in at least two respects: (1) it fails to define sufficiently the subject matter of the Proposal; and (2) it fails to specify the Proposal's scope. The Proposal requests the Board to adopt "principles for comprehensive health care reform." Similar to the principles addressed in the proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, "comprehensive health care reform" is a concept that lacks a precise definition that might enable the Board and the stockholders to ascertain what principles might sufficiently implement the Proposal. Additionally, the Proposal refers to the principles of the Institute of Medicine as examples of the types of principles that it asks the Board to adopt. The Institute of Medicine principles do little to clarify the Proposal and introduce further unclear concepts, such as "universal," "continuous," "affordable" and "sustainable" health care coverage. *See* Institute of Medicine's Committee on the Consequences of Uninsurance, *Insuring America's Health: Principles and Recommendations*, (National Academies Press: 2004), *abstract available at* http://www.iom.edu/?id=17848.

The lack of an agreed-upon definition and scope of "principles for comprehensive health care reform" makes it impossible for the Board and stockholders to ascertain whether any principles subsequently adopted are in compliance with the Proposal, and therefore render the Proposal vague and indefinite. The ability to ensure compliance is further frustrated by the Proposal's recitation of the Institute of Medicine principles, which introduce such sweeping concepts as "universal," "continuous," "affordable" and "sustainable" health care coverage.

The Proposal also is vague and indefinite because the unbounded scope of the subject matter and inherent diversity of views regarding what constitutes compliance with the Proposal make it inevitable that the stockholders would not know what they were voting upon. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Such stockholder disagreement would further complicate the task of the Board in crafting principles to implement the Proposal. *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's stockholders "would not know with any certainty what they are voting either for or against"); *Occidental Petroleum Corp.* (avail. Feb 11, 1991) ("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.").

As with the stockholder proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, the Proposal is vague and indefinite. Thus, we believe that that the Proposal is in violation of Rule 14a-9, warranting exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,

Amy L. Goodman / SLK

Amy L. Goodman

Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
Catherine Rowan, Trinity Health
Joanne Tromiczak-Neid, Sisters of St. Joseph of Carondelet

100361064_3.DOC

EXHIBIT A

Catherine Rowan
Corporate Responsibility Consultant

October 5, 2007

Mr. James M. Cornelius
Chief Executive Officer
Bristol-Myers Squibb
345 Park Ave.
New York, NY 10154-0037

Dear Mr. Cornelius,

I am a consultant representing both Trinity Health and the American Baptist Home Mission Society, both of whom are beneficial shareholder of Bristol-Myers Squibb stock. I write out of concern for the impact of escalating health costs on the Company. As faith-based institutional investors, both organizations, which are members of the Interfaith Center on Corporate Responsibility, evaluate their investments not only in terms of profitability, but also on how they protect the dignity of the human person and our natural environment. These organizations support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation, particularly vulnerable populations such as children and low-wage workers.

Trinity Health and the American Baptist Home Mission Society are also keenly aware of the economic burden providing health benefits for employees places on American corporations. As long-term shareholders, they believe it is in the economic interest of our company to ensure that all Americans have access to healthcare that is affordable and provided equitably. The U.S. Census Bureau report, "Income, Poverty, and Health Insurance Coverage in the United States: 2005", found that the number of uninsured people in the United States continues to escalate and the number of workers without employer-sponsored insurance coverage has increased. The percentage of people covered by employment-based health insurance has decreased to 59.5 percent.

According to the Employment Policy Foundation, in 2004 health coverage became the most expensive benefit paid by U.S. employers. This can place a heavy burden on companies doing business in the United States and can put them at a substantial competitive disadvantage in the international marketplace. Testifying before the House Foreign Affairs Committee in January, 2007 Gene B. Sperli of the Council on Foreign Relations argued that the United States needs some kind of a universal healthcare plan to help its businesses keep up with competitors globally

Thus, I am seeking information regarding our Company's position in the national debate on access to health care coverage. I would appreciate it if you could respond with the following information:

- How costs have been affected since 2000 by increasing healthcare costs.
- Company's cost disadvantage in the U.S. compared to other "developed countries" in which Company operates due to burden of health care costs.
- An analysis of the impact various public policy options for reaching universal health coverage would have on the company. For example, what costs and benefits would the

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

company accrue under various reform proposals being circulated (i.e. the recent Massachusetts legislation, employer mandates, a single-payer system, individually mandated insurance coverage, or other proposals)?

- An articulation of the company's public policy strategy on health care.
- An indication of company efforts with any organizations and/or coalitions advocating for US health system reform.

The organizations I represent consider this information essential in their continued financial and social valuation of the company. A reply is requested by November 9, 2007. Thank you for your prompt attention.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

Sisters of St. Joseph of Carondelet
St. Paul Province

November 20, 2007

James M. Cornelius, CEO
Bristol-Myers Squibb, Inc.
345 Park Avenue
New York, New York 10154-0037

Dear Mr. Cornelius:

Since 1851 when the Sisters of St. Joseph of Carondelet arrived in St. Paul, Minnesota they have been concerned about health care. Throughout the years we have founded and administrated health care institutions, i.e., hospitals, health clinics and home health services. However, we are finding it harder for average people to have access to healthcare that is affordable and available. Therefore, we are enclosing a shareholder resolution.

I am writing on behalf of the Sisters of St. Joseph of Carondelet. We have owned at least $2,000 of Bristol-Myers Squibb, Inc. common stock for at least one year. We intend to hold the stock at least through the date of the next Bristol-Myers Squibb, Inc Annual Meeting in 2008. Verification of ownership will follow from UBS Financial Services: Advisory & Brokerage Services.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2007 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the primary filers will attend the shareholders' meeting to move the resolution.

It is our desire to be in dialogue on such issues, before filing resolutions. However, in recently becoming familiar with the fact that members of ICCR are raising this issue with a host of companies, we are now contacting Bristol-Myers Squibb, Inc. We look forward to a constructive dialogue with you or your representative between now and the annual meeting. That discussion might lead us to withdrawing this resolution.

Sincerely,

Joänne Tromiczak-Neid
Justice Coordinator

1884 Randolph Avenue • St. Paul, Minnesota 55105-1700 • Voice: 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

2008HealthPrinciplesForHealthIndustry.10.04.07 499 words, excluding titles

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202
Phone 303.298.9100
Fax 303.298.9690

November 19, 2007

James M. Cornelius
Interim CEO
Bristol-Myers Squibb Co.
345 Park Avenue
New York, NY 10154-0037

Dear Mr. Cornelius:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 72 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

Catholic Health Initiatives is deeply concerned about the current state of our nation's health care system. The need for health care reform has become a pressing social issue. Corporations actively engage in lobbying efforts on varied public policy issues – health care should be one of them. As shareholders, we believe our Company's Board of Directors should adopt principles for comprehensive health reform and actively work to advance them both internally and externally.

Catholic Health Initiatives is the beneficial owner of approximately 455,700.00 shares of Bristol-Myers Squibb Co. common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Cathy Rowan, Trinity Health. Colleen Scanlon, Senior Vice President, Advocacy will be the contact for Catholic Health Initiatives and can be reached at 303-383-2693.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KL/CS/dm

cc: Cathy Rowan, Trinity Health
Nadira Narine, Interfaith Center on Corporate Responsibility

BNY MELLON
ASSET SERVICING

November 8, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 455,700.00 shares of BRISTOL MYERS SQUIBB CO COM. Catholic Health Initiatives has continuously held shares of this stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Betsy Tomko [signature]

Elizabeth A. Tomko
Vice President
Client Administration

500 Grant Street, One Mellon Center, Room 1315, Pittsburgh, PA 15258-0001
T 412 234 4100 www.bnymellon.com

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 16, 2007

JAMES M. CORNELIUS, CEO
BRISTOL-MYERS SQUIBB COMPANY
345 PARK AVENUE
NEW YORK, NY 10154

Dear Mr. Cornelius,

On behalf of the Congregation of Divine Providence, Inc., I write to give notice that pursuant to the 2008 proxy statement of Bristol-Myers Squibb Company and Rule 14a-8 under the Securities Exchange Act of 1934, the Congregation intends to co-file the attached proposal with Trinity Health at the 2008 annual meeting of shareholders. The Congregation of Divine Providence is a beneficial owner of 1,000+ shares of Bristol-Myers Squibb and has held these shares for over one year. In addition, the Congregation of Divine Providence intends to hold the shares through the date on which the Annual Meeting is held.

Cathy Rowan with Trinity Health will be our representative regarding this resolution and she can be reached at 718-822-0820.

Sincerely,

Sr. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence

Generalate • P.O. Box 37345 • San Antonio, Texas 78237-0345 • Phone 210-434-1866 • Fax 210-568-1050

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/Wall Street Journal, the Kaiser Foundation and The New York Times/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

November 16, 2007

Mr. James M. Cornelius, CEO
Bristol-Myers Squibb
345 Park Avenue
New York, NY 10154-0037

Dear Mr. Cornelius:

I am writing you in behalf of the School Sisters of Notre Dame of St. Louis. We are an international congregation of religious women dedicated to education and serving the poor in our global community.

We are concerned about the critical need for health care reform. As a leading pharmaceutical company, Bristol-Myers Squibb can play a positive role in a national effort for universal access to quality health care that is accessible and affordable.

The School Sisters of Notre Dame of St. Louis are the beneficial owner of 200 shares of Bristol-Myers Squibb common stock. Verification of ownership of the shares is attached. We have held these continuously for over a year and we intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file, with Trinity Health, the resolution attached for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Security Act of 1934. Catherine Rowan will be the contact person for dialogue regarding this resolution.

We trust that you also share our concern for health care reform. We hope that the Board of Directors will agree to support and implement this shareholder resolution. We look forward to hearing from you regarding our intended resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Adopt Principles for Health Care Reform

WHEREAS:
Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:
As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

The Commerce Trust Company
A division of Commerce Bank, N.A.

Lora Downey
314-746-7453

November 16, 2007

Sister Linda Jansen, SSND
School Sisters of Notre Dame
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame General Restricted
Account

Dear Sister Linda:

Security	Shares	Acquisition Date
Bristol-Myers Squibb	200	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey
Vice President

LJD/lj

Catholic Healthcare West

November 19, 2007

Mr. James M. Cornelius
Chief Executive Officer
Bristol-Myers Squibb
345 Park Ave.
New York, NY 10154-0037

Dear Mr. Cornelius:

Catholic Healthcare West, in collaboration with Trinity Health, hereby submits the enclosed proposal *Adopt Principles for Health Care Reform* for inclusion in the proxy statement for consideration and action by the 2008 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution.

Catholic Healthcare West has held over $2000.00 worth of Bristol-Myers Squibb stock for more than one year, and we will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers

Susan Vickers, RSM
Vice President Community Health

cc: Nadira Narine, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Cathy Rowan, Trinity Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

CATHOLIC HEALTHCARE PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

VIA FEDERAL EXPRESS

November 19, 2007

James M. Comelius Interim CEO
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Mr. Cornelius:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Bristol-Myers Squibb.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with Trinity Health the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Cathy Rowan, Trinity Health

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

STATE STREET.

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette, 6th Floor
Boston, MA 02111-1724

November 14, 2007

James M. Cornelius Interim CEO
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Mr. O'Cornelius:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 127,610 (Shares") of Bristol Myers Squibb Co, Common Stock Cusip 110122108 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

50,760 shares Investment Management Program
64,360 shares Catholic Healthcare Partners Retirement Trust
12,490 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Bristol Myers Squibb Co positions was $ 3,567,975.60 ($27.96 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of Bristol Myers Squibb Co common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Assistant Vice President

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 19, 2007

James M. Cornelius
Chief Executive Officer
Bristol-Myers Squibb
345 Park Avenue
New York, NY 10154-0037

Dear Mr. Cornelius:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Bristol-Myers Squibb for several years. The issue of Health Care Reform is the number one domestic policy issue of concern for American citizens. We believe that Bristol-Myers Squibb, as a leading developer of innovative medicines, can be an authoritative advocate for universal access to health care by publicly adopting the Institute of Medicine's Health Care Reform Principles. Our company's acknowledgement of the importance of expanding peoples' access to quality medicines and health care is demonstrated in our Secure The Future partnership, as well as our involvement in programs like the Patient Assistance Foundation and Together Rx Access.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Catherine Rowan. Her number is 718-822-0820, and her email address is: Rowan@bestweb.net.

As verification that we are beneficial owners of common stock in Bristol-Myers Squibb, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Catherine Rowan, Trinity Health
Nadira Narine, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Adopt Principles for Health Care Reform
Bristol-Myers Squibb 2008

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

October 30, 2007

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Bristol-Myers Squibb Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K Singhal

Sanjay K. Singhal
2nd Vice President

Mount St. Scholastica
Benedictine Sisters

November 19, 2007

JAMES M. CORNELIUS, CEO
BRISTOL-MYERS SQUIBB COMPANY
345 PARK AVENUE
NEW YORK, NY 10154

Dear Mr. Cornelius,

On behalf Mount St. Scholastica, I write to give notice that pursuant to the 2008 proxy statement of Bristol-Myers Squibb Company and Rule 14a-8 under the Securities Exchange Act of 1934, the Mount St. Scholastica intends to co-file the attached proposal with Trinity Health at the 2008 annual meeting of shareholders. The Mount St. Scholastica is a beneficial owner of 980 shares and has held these shares for over one year. In addition, the Mount St. Scholastica intends to hold the shares through the date on which the Annual Meeting is held.

Cathy Rowan with Trinity Health will be our representative regarding this resolution and she can be reached at 718-822-0820.

Sincerely,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

801 S. 8TH STREET | ATCHISON. KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/Wall Street Journal, the Kaiser Foundation and The New York Times/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila. C.P. 27003
MEXICO
Teléfono / Fax (17) 21-85-56
e-mail: pandevida@cedimse.com

November 19, 2007

JAMES M. CORNELIUS, CEO
BRISTOL-MYERS SQUIBB COMPANY
345 PARK AVENUE
NEW YORK, NY 10154

Dear Mr. Cornelius,

On behalf Monasterio Pan de Vida, I write to give notice that pursuant to the 2008 proxy statement of Bristol-Myers Squibb Company and Rule 14a-8 under the Securities Exchange Act of 1934, the Monasterio Pan de Vida intends to co-file the attached proposal with Trinity Health at the 2008 annual meeting of shareholders. The Monasterio Pan de Vida is a beneficial owner of 980 shares and has held these shares for over one year. In addition, the Monasterio Pan de Vida intends to hold the shares through the date on which the Annual Meeting is held.

Cathy Rowan with Trinity Health will be our representative regarding this resolution and she can be reached at 718-822-0820.

Sincerely,

Rose Marie Stallbaumer, OSB
Investment Director for the Torreon Mission Account

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/Wall Street Journal, the Kaiser Foundation and The New York Times/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

National Ministries

Transforming Leadership,
Transforming Lives!

National Ministries
American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

November 19, 2007

Mr. James M. Cornelius
Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Ave.
New York, NY 10154-0037

Dear Mr. Cornelius,

The American Baptist Home Mission Society is the beneficial owner of more than $2,000 worth of shares of common stock in Bristol Myers Squibb Company. A letter of verification of ownership, for three separate accounts we hold Bristol Myers Squibb shares in, is enclosed. The American Baptist Home Mission Society has held stock continuously in Bristol Myers Squibb for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

As socially responsible investors, we look at social, environmental and long-term financial considerations when investing in corporations. Health care reform is a very significant social concern today, and we believe it is important for our Company to address this issue and indicate what role it will play in the national debate on health care.

I am authorized to notify you of the American Baptist Home Mission Society's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Catherine Rowan, corporate responsibility consultant for Trinity Health. She represents the American Baptist Home Mission Society for this proposal as well.

Sincerely,

Michaele D. Birdsall
Treasurer and Chief Financial Officer

Enc

CC: Catherine Rowan, Consultant for The American Baptist Home Mission Society

Adopt Principles for Health Care Reform

WHEREAS:

Opinion polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign;

A recent Quinnipiac University poll showed that by nearly a two-to-one ratio, American voters believe that the federal government should provide health insurance for those who cannot afford it. However, the poll indicated there was no consensus for how to do that;

Health care reform has become an overriding public policy issue for the health care industry, also, including for our Company. Its paid lobbyists seek to influence elected leaders, often in less-than-transparent ways and, at times, against the interests of its stakeholders;

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying and nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP and PhRMA spent, respectively, the second, fourth, sixth and seventh most on lobbying;

Although contributions from the health sector to political candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby;

Currently, there is broad support across most sectors of the U.S. for "fundamental changes in" or "completely rebuilding" the health care system. Companies in the health care industry cannot argue that its lobbying to affect public policy is "ordinary business," given that health care reform is such a significant social concern;

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our Company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

SUPPORTING STATEMENT:

As shareholders, we believe publicly held companies should be accountable to the public for their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles. We ask fellow shareholders to support this resolution.

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

November 21, 2007

James M. Cornelius
CEO
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Mr. Cornelius:

Members of the Caldwell Dominicans are increasingly concerned about the lack of available health care.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Bristol-Myers Squibb Company, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal on Health Care Principles for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Catherine Rowan of Trinity Health will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

2008HealthPrinciplesForHealthIndustry.10.04.07 499 words, excluding titles

EXHIBIT B

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Sustainability Home > Material Issues > Access to Healthcare

Expanding Access to Medicines and Health Care: Compassion for Patients

Context

Among the most complex and challenging issues facing society and the health care industry is improving access to health care among patients in need. Bristol-Myers Squibb is working to expand access to medicines and help strengthen the health care infrastructure. Our focus is on people in need, including the uninsured or underinsured in the United States, those living in developing countries, and survivors of natural or man-made disasters around the globe.

In addition to product donations, Bristol-Myers Squibb has also implemented a differential pricing policy for many markets globally in order to enable collaboration with and support of government activities in regions with high incidence and low ability to pay for our HIV medicines.

Access in the United States

The pharmaceutical industry needs to intensify its efforts to make medicines available to patients through the various mechanisms available to them. One of those mechanisms is health insurance. The industry needs to continue to encourage people to enroll in Medicare Part D, while stressing the importance of market-based approaches to containing costs without government-imposed pricing or access restrictions. We need to reach out to more of the uninsured and underinsured, to help them obtain medicines through industry, state and federal access programs, when they do not have adequate coverage.

Patient assistance programs represent important measures to ensure access for those in need until government or other programs can take on that role. Many of the company's prescription medications are provided without charge in the U.S., Puerto Rico and the U.S. Virgin Islands by the Bristol-Myers Squibb Patient Assistance Foundation to patients with a financial hardship who have no public or private prescription drug insurance and are not eligible for prescription drug coverage. Physicians enroll patients in the program on a yearly basis. Company oncology and virology products are available to eligible patients without charge through the Bristol-Myers Squibb/AmeriCares Oncology Virology Access Program.

While such programs have long been central to Bristol-Myers Squibb's efforts to lift

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barriers to treatment, a number of new initiatives were launched in 2005 to go further. In April, the company joined with its industry counterparts to make industry access programs more accessible and comprehensible. The new nationwide Partnership for Prescription Assistance offers a "one-stop shopping" approach for people to more easily navigate through the multitude of industry and government programs that can help them gain greater and more affordable access to medications. It links over 475 prescription assistance programs across the U.S. and already has helped more than 2.4 million people. A new website, www.pparx.org, and toll-free number (1-888-477-2669) have been set up to help patients, caregivers and health care providers.

Other domestic patient assistance initiatives include free ConvaTec ostomy products for patients in financial need. In addition, the Mead Johnson Helping Hand for Special Kids program provides infant nutrition to babies and children with special needs, regardless of financial status, and has assisted more than 50,000 families over the past 15 years.

In January 2005, the company joined with nine other companies in Together Rx Access, a program that offers meaningful savings to millions of non-Medicare eligible, uninsured Americans not eligible for other discount or access programs. The Together Rx Access Card is the latest innovation in our ongoing quest to broaden the access to medicines for patients in need. Overall, across the 10 manufacturers participating in this program, eligible recipients qualify for discounts of 25 to 40 percent or more on over 275 brand name prescription medicines and products, as well as a wide range of generics.

Bristol-Myers Squibb has consolidated its patient assistance programs in the U.S. into a single LifeLines of Care initiative that continues to provide assistance for qualifying patients with financial hardships. During 2006, approximately 570,000 patients in the U.S. benefited, with donated products valued at more than $418 million at wholesale list price.

Access in Developing Countries

Outside the U.S., Bristol-Myers Squibb is actively engaged with governments and other partners to enable access to our HIV medicines. Through the Global Access program, we make our HIV medicines available at no-profit prices in sub-Saharan Africa and the poorest countries globally. In July 2005, we announced the further reduction in the price of pediatric formulations from no-profit to significantly below cost in an attempt to further reduce barriers delaying broad and accelerated access to treatment for the millions of children in sub-Saharan Africa who need them most. Bristol-Myers Squibb has also implemented a differential pricing policy for many other markets globally, in order to enable collaboration with and support of government activities in regions with high incidence and low ability to pay for these HIV medicines.

Since 2001, Bristol-Myers Squibb has maintained a policy of not enforcing its patents for HIV products in sub-Saharan Africa. The company is committed to ensuring that its patents do not prevent inexpensive HIV/AIDS therapy in sub-Saharan Africa. In order to ensure sustainable access to care for millions of HIV positive patients in sub-Saharan Africa, Bristol-Myers Squibb has engaged in various activities to facilitate generic participation. In February 2006, Bristol-Myers Squibb announced a highly innovative agreement for full technology transfer of its newest antiretroviral, atazanavir, to two generic companies, Aspen and Emcure. The technology transfer agreement seeks to expand access to atazanavir for people living with HIV/AIDS in sub-Saharan Africa and India by ensuring access to a high-quality product supported by local expertise, supply and infrastructure. It builds on Bristol-Myers Squibb's consistent leadership and long-term commitment to expand access to medicines in sub-Saharan Africa and countries where HIV has reached epidemic levels.

SECURE THE FUTURE

SECURE THE FUTURE is an innovative, comprehensive public-private initiative to help alleviate the HIV/AIDS crisis among women and children in sub-Saharan Africa, where 25 million people are infected with the disease. Bristol-Myers Squibb and the Bristol-Myers Squibb Foundation launched the initiative in 1999. The goal of the program is to prevent HIV/AIDS and sexually transmitted disease (STD) transmission, reduce the impact of HIV/AIDS, and expand access to treatment by helping to improve public health policy. *SECURE THE FUTURE* was the first and remains the largest single corporate commitment of its kind to fight HIV/AIDS in Africa.

The range of *SECURE THE FUTURE* programs includes:

- establishing six model community-based treatment centers that integrate community support with medical care in very resource limited settings;
- funding approximately 90 medical studies and 100 community outreach and education programs;
- building five clinical centers of excellence to treat HIV-infected children, three of which are now in operation, while two more are under construction.
- creating and supporting a pediatric AIDS corps to bring doctors to Africa to treat children, train local staff and extend the reach of the children's centers to rural areas;
- funding education and training programs for physicians, nurses and other public health professionals as well as NGO leaders;
- supporting innovative public education programs for teens and entire communities; and
- creating support programs for grandmothers and other caregivers – including nutritional and income-generating projects – and support services for orphans and vulnerable children.

Key programs and accomplishments under *SECURE THE FUTURE* include:

- **Community-Based Treatment Support Program** – Pilot centers established in South Africa, Botswana, Swaziland, Lesotho, Namibia and Mali have demonstrated that comprehensive medical treatment and care combined with broad-based community support can be successful in fighting the disease in remote, poverty-stricken areas where health care and other resources are limited. Data from the centers prove for the first time the added value of community services in achieving better patient outcomes. Of more than 11,000 HIV-positive patients enrolled at these centers, 5,000 are on antiretrovirals (ARVs), and adherence rates are over 80 percent. Plans are under way to open similar programs elsewhere in southern and West Africa.

- **Children's HIV/AIDS Clinical Centers of Excellence** - *SECURE THE FUTURE* funded the construction and equipping of clinical centers in Botswana, Lesotho and Swaziland, operated by the Baylor International Pediatric AIDS Initiative with the assistance of host government funding. Centers in Burkina Faso and Uganda, also funded by the initiative, are scheduled to open in 2007. The centers provide multidisciplinary care for children and their families, state-of-the-art infrastructure and education and training for medical professionals.

  In 2007, The Baylor International Pediatric AIDS Initiative announced that it will increase the number of physicians assigned to the Lesotho clinic from 10 to no fewer than 14, and at least 10 satellite clinics will be built and opened – providing HIV/AIDS care and treatment services to children and families in each of Lesotho's 10 districts. The new satellite clinics will provide life-saving HIV/AIDS care and treatment to children and their families living outside the main urban centers. This investment of $2 million over an initial 18-month period to expand services is possible through the support of Baylor College of Medicine, Texas Children's Hospital, and the Bristol-Myers Squibb Foundation.

- **Pediatric AIDS Corps** - *SECURE THE FUTURE* and Baylor College of

Medicine have created a program to send up to 250 pediatricians and family practitioners to Africa over five years – 50 doctors per year – to treat approximately 80,000 children and train local health care professionals. Seven pediatricians are already serving in Africa and additional members of the first wave of 50 doctors began work in August 2006. The doctors are assigned to the countries that have children's clinical centers.

- **BMS Foundation NGO Training Institute** – This capacity-building program develops and builds organizational and individual skills for the delivery of support and care among non-governmental organizations (NGOs) and community-based organizations working with HIV/AIDS. The Institute creates model training modules and best practices in management, good governance and leadership. The program – the first of its kind in Africa – is currently in operation in South Africa, Botswana, Namibia, Lesotho and Swaziland.We are in ongoing discussions with the U.S. President's Emergency Plan for AIDS Relief to expand the program in Africa.

- **HIV/AIDS Model Curriculum for Health Care Workers** – The initiative supported development of the Baylor College of Nursing's model curriculum on HIV/AIDS and the Health Professional, now in its third edition. The curriculum has been adopted in 51 countries and endorsed by The Joint United Nations Programme on HIV/AIDS.

- **Public Health Masters Degree Program at the Medical University of Southern Africa** – The initiative funded a distance learning public health training program providing a one-year diploma or Masters Degree program that has educated more than 260 professionals, 40% from the ministries of health.

- **HIV Reference Laboratory in Botswana** - *SECURE THE FUTURE* co-funded establishment of the first HIV/AIDS Reference Laboratory in Botswana, operated by the Botswana-Harvard Partnership.

- **CD4-Count Test** - *SECURE THE FUTURE* grantee Dr. Debbie Glencross developed a fast, affordable test for CD4-count that has been recognized by the World Health Organization, adopted by the South Africa National Health Laboratory Service and approved by the U.S. Food and Drug Administration. The CD4-Count test is a blood test which measures the immune system's strength after a diagnosis of an HIV infection. This test is important because the cost of monitoring had long been a barrier to treatment in Africa.

- **Landmark Prevention of Mother To Child Transmission (PMTCT) Study** – The initiative funded a clinical study that demonstrated that mother-to-child transmission of HIV – from positive mothers who did not access PMTCT medication prior to delivery – can be reduced through post-natal prophylactic antiretroviral (ARV) therapy. Dr. Glenda Gray and colleagues received the Nelson Mandela Award for Health and Human Rights for this accomplishment. Their findings have implications for PMTCT interventions in resource-limited settings.

- In conjunction with the 65 clinical studies funded by *SECURE THE FUTURE*, many of which are still under way, more than 600 grantees have been **trained in Good Clinical Practices** by Bristol-Myers Squibb staff.

The commitment by Bristol-Myers Squibb through *SECURE THE FUTURE* has grown to $150 million, provided through more than 200 grants for innovative, cost-effective model programs. These programs support people living with HIV in clinics and at home; build medical capacity and infrastructure; and encourage development of sustainable programs that can be replicated elsewhere in Africa and in other parts of the world. The initiative started in five countries in southern Africa and was subsequently extended to West Africa and Central Africa. It now serves people in South Africa, Swaziland, Botswana, Namibia, Lesotho, Malawi, Senegal, Burkina Faso, Mali, Cote d'Ivoire and Uganda.

SECURE THE FUTURE has developed and funded innovative programs by creating a unique series of partnerships with government leaders, Ministries of Health, medical institutions in Africa and the U.S., physicians and other health care professionals, non-governmental, community-based and faith-based organizations, and people living with HIV/AIDS. Programs were recommended by independent local Technical Advisory Committees with full participation by personnel from national governments. They were aligned with national AIDS plans, developed with sensitivity to local traditions and customs, and designed to meet best-practice standards and demonstrate outcomes and impact. To further extend the impact of *SECURE THE FUTURE*, the company is developing a guide for establishing medical treatment and community programs in resource-limited settings.

SECURE THE FUTURE received the first Pan African Health Award for Excellence and Innovation in the category of Public Private Partnerships. The awards ceremony took place during the Pan African Health Congress 2006, held in Johannesburg, South Africa, in August 2006. The awards, in six categories, recognized companies and organizations whose health initiatives exemplify excellence, innovation and sustainability.

Also see more information on access to medicines and view a video on SECURE THE FUTURE, Continuing the Promise (you will need the Windows Media player to view this movie).

Access through Disaster Relief

Natural disasters also pose serious health care challenges, as demonstrated all too well from recent experiences. The pharmaceutical industry is a responsive and generous donor of medicines and other products – as well as money – to victims of natural disasters around the world. The industry donated more than $130 million in medicines, product and cash to the victims of Hurricane Katrina in the Gulf Coast, and more than $170 million to the South Asian relief effort following the December 2004 tsunami.

The industry has an opportunity to be better prepared for future natural disasters by developing industry-wide emergency plans that could respond to public health needs in a more coordinated and comprehensive manner.

In 2005, the company donated more than $750 million in products, cash contributions, and programs, including significant assistance to those devastated by disasters, both natural and man-made. The company product donations for humanitarian assistance were valued at approximately $70 million at wholesale, which supported programs across the globe. Products are donated to our designated non-governmental organizations (NGOs) to support health care programs throughout the world.

In Asia, Bristol-Myers Squibb provided $1.2 million in direct assistance and $7 million in donated medicines and other needed products. In Pakistan, the company worked closely through partnerships with international relief agencies including Direct Relief International, AmeriCares and Interchurch Medical Assistance, donating more than $3 million and helping distribute both medicines and nutritional products. In Guatemala, the company donated antibiotics through its partner, Project HOPE. For Hurricane Katrina, Bristol-Myers Squibb donated $1.1 million in cash to the American Red Cross and product donations totaling $2.9 million at wholesale through Direct Relief International, Project HOPE and AmeriCares. Additionally, Mead Johnson Nutritionals and ConvaTec gave nearly $1 million worth of product donations.

Product donations outside the U.S. totaled $27 million in 2006, including disaster relief, medical missions, and proactive programs.

Bristol-Myers Squibb is committed to meeting international standards regarding the donation of pharmaceutical products. These standards address quality assurance and shelf-life, packaging and labeling.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

agoodman@gibsondunn.com

January 9, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of Trinity Health et al. Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated December 28, 2007, we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur that Bristol-Myers Squibb Company (the "Company") could properly exclude from its proxy materials for its 2008 Annual Meeting of Stockholders a stockholder proposal and statements in support thereof (the "Proposal") received from Trinity Health and various co-filers (the "Proponents").

Enclosed is a letter dated January 3, 2008 from Catherine Rowan to the Company representing that she is authorized to act on behalf of the Proponents and stating that the Proponents voluntarily withdraw the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 28, 2007, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's

Senior Vice President, General Counsel and Secretary, at (212) 546-4260 with any questions in this regard.

Sincerely,

Amy L. Goodman

ALG/jlk
Enclosure

cc: Sandra Leung, Bristol-Myers Squibb Company
Catherine Rowan, Trinity Health

100367084_2.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

Catherine Rowan
Corporate Responsibility Consultant

January 3, 2008

Ms. Sonia Vora
Senior Counsel and Assistant Corporate Secretary
Bristol-Myers Squibb Company
345 Park Ave.
New York, NY 10154

VIA FACSIMILE 212-605-9622

Dear Sonia,

On behalf of the members of the Interfaith Center on Corporate Responsibility who participated in the dialogue with representatives of Bristol-Myers Squibb on November 29, 2007, thank you for the constructive conversation that occurred that afternoon; your willingness to develop, and let us review, a public statement regarding health care reform; and your commitment to continue meeting with us.

Pursuant to this dialogue and receipt of Bristol-Myers Squibb's statement on health care reform to be published on the company's web site on or before January 10, 2008, I am authorized to advise you that Trinity Health hereby withdraws the shareholder proposal, we had submitted for inclusion in the 2008 proxy statement.

As lead filer, I am authorized to withdraw the proposal for the following organizations:

- Sisters of St. Joseph of Carondelet
- Catholic Health Services
- Congregation of Divine Providence
- School Sisters of Notre Dame
- Catholic Healthcare West
- Catholic Healthcare Partners
- Sisters of St. Francis of Philadelphia
- Mount St. Scholastica
- Monasterio Pan de Vida
- National Ministries (American Baptist Home Mission Society)
- Sisters of St. Dominic of Caldwell New Jersey

We look forward to further discussion of these issues this year.

Sincerely,

Cathy

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

END